Mail Stop 3561

February 12, 2007

J. Kevin Blodgett, Esq.
General Counsel
Dynegy Acquisition, Inc.
1000 Louisiana Street, Suite 5800
Houston, TX 77002

      Re: Dynegy Acquisition, Inc.
             Amendment No. 2 to Registration Statement on Form S-4
             Filed February 8, 2007
             File No. 333-139221

Dear Mr. Blodgett:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinions of Financial Advisors to Dynegy, page 43

Opinion of Greenhill, page 53

1. In the Discounted Cash Flow Analysis conducted by Greenhill, explain why Greenhill utilized a WACC of 7.5% to 8.5% when the company utilized a WACC of 9%, as you confirm in your response to our prior comment 5 in the comment letter issued on February 6, 2007. Considering reliance upon a lower WACC would produce differing results, explain why Greenhill determined that it was appropriate to use this rate.

*****

   As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

   You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Adviser, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

            Sincerely,

            H. Christopher Owings
            Assistant Director

cc: Julien R. Smythe, Esq.
   Akin Gump Strauss Hauer & Feld LLP
   Fax: (713) 236-0822